Exhibit 99.2

Celulosa Arauco y Constitución S.A. First Quarter 2011 Results May 25th, 2011

Parque Oncol, XIV Region, Chile

Interim Review First Quarter 2011 Results

May 25th, 2011

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

Interim Review First Quarter 2011 Results

May 25th, 2011

HIGHLIGHTS

•

Arauco’s consolidated sales reached U.S.$ 1,047.0 million during the first quarter of 2011, a decrease of 0.8% compared to the U.S.$ 1,055.0 million obtained in the fourth quarter of 2010. This decrease is mainly explained by lower sales volume of our Panel, Pulp and Sawn Timber divisions of 10.6%, 4.2% and 1.3% respectively, partially offset by higher prices in our Panel, Sawn Timber and Pulp divisions of 12.9%, 3.2% and 3.0% respectively.

•	During the first quarter of 2011, consolidated adjusted EBITDA reached U.S.$ 335.9 million, a decrease of 19.9% compared to the U.S.$ 419.4 million EBITDA obtained during the fourth quarter of 2010.

•

Arauco’s consolidated Net Income for the first quarter of 2011 reached U.S.$ 176.5 million, a decrease of 33.2% compared to the U.S.$ 264.4 million obtained in the fourth quarter of 2010, mainly explained by a decrease in other operating income by U.S.$ 134.0 million.

•	Capital expenditures reached U.S.$ 165.3 million during the first quarter of 2011, a decrease of 44.6% when compared to the U.S.$ 298.4 million expended during the fourth quarter of 2010.

Key Figures

In U.S. Million	1Q 11	4Q 10	1Q 10	QoQ	YoY

Sales	1,047.0	1,055.0	784.9	(0.8%)	33.4%
Cost of Sales	(643.6)	(656.1)	(491.8)	(1.9%)	30.9%
Gross Margin	403.4	398.9	293.1	1.1%	37.7%
Operating Income (1)	207.2	193.4	138.9	7.1%	49.1%
Net Income	176.5	264.4	62.5	(33.2%)	182.3%
Adjusted EBITDA (2)	335.9	419.4	218.9	(19.9%)	53.4%
Adjusted EBITDA Mg	32.1%	39.8%	27.9%	(19.3%)	15.0%
CAPEX	165.3	298.4	141.6	(44.6%)	16.7%
Net Financial Debt	2,470.1	2,405.7	2,659.2	2.7%	(7.1%)
Capitalization (3)	10,350.1	10,290.1	9,446.5	0.6%	9.6%
ROCE (4)	7.8%	11.2%	5.7%	(30.0%)	37.4%

(1)	Operating Income = Gross Margin – Distribution Costs – Administration Expenses
(2)	Adjusted EBITDA = Operating Income + Depreciation + Stumpage + Special Items
(3)	Capitalization = Financial Debt + Equity
(4)	ROCE = EBIT / Working Capital + Fixed Assets. EBIT includes effect of net insurance claims related to business interruption.

Interim Review First Quarter 2011 Results

May 25th, 2011

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sales by Business Segment

In U.S. Million	1Q 11		4Q 10		1Q 10

Pulp	530.2	50.6%	533.3	50.5%	386.3	49.2%
Panels	299.0	28.6%	296.3	28.1%	253.0	32.2%
Sawn Timber	177.6	17.0%	174.2	16.5%	113.0	14.4%
Forestry	34.6	3.3%	45.3	4.3%	27.5	3.5%
Others	5.7	0.5%	5.9	0.6%	5.2	0.7%

TOTAL	1,047.0	100.0%	1,055.0	100.0%	784.9	100.0%

Consolidated Sales

Arauco’s consolidated sales for the first quarter of 2011 reached U.S.$ 1,047.0 million, a 0.8% lower than the U.S.$ 1,055.0 obtained during the fourth quarter of 2010, mainly due to lower sales in our Forestry and Pulp divisions of 23.7% and 0.6% respectively, partially offset by higher sales in our Sawn Timber and Panels divisions of 1.9% and 0.9% respectively, compared with the previous quarter.

Compared to the U.S.$ 784.9 million obtained in the first quarter of 2010, consolidated sales were 33.4% higher during the first quarter of 2011, mainly due to an increase in sales of all our business segments.

Sales by Business Segment 1Q 2011

Interim Review First Quarter 2011 Results

May 25th, 2011

Production

During the first quarter of this year, production volume increased 12.2% in our Pulp division and 4.8% in or Sawn Timber division, while our Panel division decreased 2.5%, compared with last quarter. The main reason for the increase of our pulp production was the start up in January of Line II of Arauco, which was not operating since February 27th, 2010 due to the earthquake that affected our country. Also, during the fourth quarter 2010 we performed our scheduled annual maintenance of the Valdivia pulp mill.

Compared to the first quarter of 2010, production volume increased 38.7% in Sawn Timber, 19.3% in Pulp and 13.7% in Panels, mainly explained by the interruption of our operations during the first quarter of 2010 due to the earthquake.

Production by Business Segment

Interim Review First Quarter 2011 Results

May 25th, 2011

EBITDA Composition

In U.S. Million	1Q 11	4Q 10	1Q 10	QoQ	YoY

Revenue	1,047.0	1,055.0	784.9	(0.8%)	33.4%
Cost of Sales	(643.6)	(656.1)	(491.8)	(1.9%)	30.9%
Gross Profit	403.4	398.9	293.1	1.1%	37.7%
Distribution Costs	(111.2)	(108.4)	(77.9)	(2.8%)	(33.4%)
Administrative Expenses	(85.0)	(97.1)	(76.3)	12.0%	(8.8%)
Operating Income	207.2	193.4	138.9	7.1%	49.1%
Depreciation	57.0	66.5	44.7	(14.2%)	27.6%
Stumpage	71.7	59.4	35.3	20.6%	103.2%
EBITDA	335.9	319.3	218.9	5.2%	53.4%
Special Items (1)		100.1
Adjusted EBITDA	335.9	419.4	218.9	(19.9%)	53.4%

(1)	Special Items correspond to net insurance claims related to business interruption due to the 02/27 earthquake in Chile

EBITDA

Consolidated adjusted EBITDA for this quarter was U.S.$ 335.9 million, a 19.9% lower than the U.S.$ 419.4 million reached during the previous quarter. The main reason of this decrease is explained by U.S.$ 100.1 million received during November for insurance claims related to business interruption due to the earthquake, and also by lower Panel EBITDA and Pulp EBITDA which decreased U.S.$ 12.2 million and U.S.$ 2.3 million respectively, partially offset by higher EBITDA in our Sawn Timber and Forestry divisions which increased U.S.$ 5.8 million and U.S.$ 0.1 million respectively.

Consolidated adjusted EBITDA for the first quarter of 2011 was 53.4% higher than the U.S.$ 218.9 million for the same period of 2010, mainly as a result of higher Pulp EBITDA and Forestry EBITDA by U.S.$ 60.7 million and U.S.$ 40.7 million respectively.

Adjusted EBITDA Variation by Business Segment 4Q 10 - 1Q 11

(In U.S. Million)

Interim Review First Quarter 2011 Results

May 25th, 2011

Operating Income

Arauco’s consolidated Operating Income during the first quarter of the year reached U.S. $ 207.2 million, an increase of 7.1% compared to the U.S.$ 193.4 million obtained during the fourth quarter of 2010. This was mainly explained by a decrease in administrative expenses of 12.4% or U.S.$ 12.0 million and higher gross profit of 1.1% or U.S.$ 4.6 million. Cost of sales decreased 1.9%, partially explained by lower sales volume in all our business segments. Lower sales volume in our Panel, Pulp and Sawn Timber divisions by 10.6%, 4.2% and 1.3% respectively when compared with fourth quarter of 2010, were partially offset by an increase in average prices in our Panel, Sawn Timber and Pulp divisions of 12.9%, 3.2% and 3.0% respectively.

In general, average unitary costs of pulp have increased when comparing the first quarter of 2011 with the previous quarter. Our BKP unitary costs were 2.7% higher and EKP unitary costs increased 6.8%, while UKP unitary costs dropped 11.9%.

During the first quarter of 2011, Arauco’s consolidated Operating Income was 49.1% higher than the U.S.$ 138.9 million reached in the same quarter of 2010. This was mainly due to higher gross margin of 37.7% or U.S.$ 110.4 million, consequence of an increase in average prices of all our product lines: Panel prices increased by 20.0%, Pulp prices increased by 15.6% and Sawn Timber prices increased by 15.3%. Also, there were higher sales volume in our Panel and Pulp divisions by 36.2% and 16.0% respectively, while sales volume for our Panel division decreased by 1.5%.

Net Income

Net Income for the first quarter of 2011 reached U.S.$ 176.5 million, a decrease of 33.2% or U.S.$ 87.9 million compared to the U.S.$ 264.4 million obtained in the fourth quarter of 2010. This is mainly explained by a decrease of 67.5% or U.S.$ 134.0 million in other operating income, mainly due to the U.S.$ 185.0 million received during November, attributable to insurance claims related to the February 27th, 2010 earthquake.

Compared to the U.S.$ 62.5 million obtained in the first quarter of 2010, consolidated Net Income was 182.3% or U.S.$ 114.0 million higher during the first quarter of 2011, mainly due to higher revenues in all our business segments and exchange rate difference gains of U.S.$ 30.7 million, primarily as a result of foreign exchange gains attributable to our liabilities denominated in currencies which depreciated against the U.S. dollar.

Net Income Variation by Item 4Q 10 - 1Q 11

(In U.S. Million)

Operating Income	=	Gross Margin – Distribution costs – Administration expenses
Non Operating Income	=	Other operating income + Other operating expenses + Other income (loss) + Financial income + Financial costs + Participation in (loss) profit in associates and joint ventures accounted through equity method + Exchange rate differences

Interim Review First Quarter 2011 Results

May 25th, 2011

REVIEW BY BUSINESS SEGMENT

1.- Pulp Division

Pulp sales reached U.S. $ 530.2 million for the first quarter of 2011, a decrease of 0.6% compared to the previous quarter. This decrease was mainly due to lower sales volume of 4.2%, partially offset by an increase in average prices of 3.0%.

When compared to the U.S.$ 386.3 million reached during the first quarter 2010, there was an increase of U.S.$ 37.3%. This increase in sales can be explained by higher average prices of 15.6% and also an increase in sales volume of 16.0%.

The first quarter 2011 was very active, with strong demand in almost all markets. As a consequence of this higher activity, paper prices have risen moderately. This can be explained by higher pulp prices and certain difficulties for paper producers to transfer the higher costs of raw materials in general to final products. Global inventory levels for long and short fibers have remained stable. There were increases during January and February, but this trend changed again in March reaching the levels of fourth quarter 2010. In late December 2010, global inventory levels were 25 and 39 days for long and short fiber respectively, while inventory levels for March were 24 and 40 days.

China remains to be the motor of activity and growth. New projects, low levels of inventories and demand in new niches for pulp have led to levels of imports that, in general at these higher levels of prices, have not been seen for several years. Prices have remained stable and have increased depending on the degree of pulp, reaching and remaining at relatively high levels. Bleached long fiber (BSKP) rose about 7% during the quarter, unbleached long fiber (UKP) rose about 2%-3% and bleached short fiber (BEKP) remained unchanged.

This price trend was reflected in all Asian markets. However, it should be noted that major markets in that area are experiencing difficult situations in the paper market, which has meant a decrease in its operating margins. One of the most significant cases is Korea, as an important importer of pulp. The situation in Korea can be explained mainly by an excess of installed capacity, due to the startup of major new commodity paper plant. Other Asian markets like India remain active and with an interesting growth in the future. The earthquake and tsunami that hit Japan in March has not had a significant effect on the pulp market at the moment. It is expected an effect in the market for recycled paper, as Japan is a major supplier of this product to China and is expected higher imports of paper from China to Japan, Korea and Indonesia, to meet demand of paper plants that were damaged by the earthquake.

Europe has a similar situation to that in Korea: a quite active market, with an overcapacity that makes impossible for paper producers to pass the high costs of raw materials to finished products. This affects particularly the non-integrated producers in central and southern Europe. Despite this, European buyers have had to follow pulp prices trends, although there is a significant spread between prices in Asia and Europe in favor to Asia, especially in long fiber. It will be difficult to reduce this gap by more increases in the prices in Europe, as it is approaching the northern hemisphere summer and the offseason in paper consumption.

North America continues with a rather low activity. They have not experienced a pickup in activity or consumption of paper or pulp, and for this reason many Canadian producers sent their pulp production to Asia and producers of the southern United States begun to ship their pulp to Europe, specifically to Mediterranean markets.

Latin America has not changed its trend and it continues with good levels of activity in general. Specific problems are affecting markets like Colombia, which has difficulties to export its products to Venezuela, an important paper market for Colombia. Peru and Brazil are very active and with good sales levels, both from our mills in Chile and Argentina.

Production of Line II of Arauco mill, which started in late January 2011 after being stopped for 11 months due to the February 27th, 2010 earthquake, hasn’t had any problems and markets have absorbed its production without affecting prices. The other plants had normal operations except of our Valdivia mill, which had an unscheduled stop of 12 days during March.

Interim Review First Quarter 2011 Results

May 25th, 2011

2.- Sawn Timber Division

Compared to the U.S. $174.2 million sold during the fourth quarter of 2010, sawn timber sales increased by 1.9% during the first quarter of 2011, reaching sales of U.S. $177.6 million. This increase was mainly due to higher average prices of 3.2%, partially offset by lower sales volume of 1.3%.

When compared with the same period of 2010, sawn timber and remanufactured wood products sales increased 57.1% or U.S.$ 64.6 million, mainly due to an increase in sales volume of 36.2%, together with higher average prices of 15.3%.

The real estate and construction sectors in the United States did not show signs of recovery during the first quarter of 2011. The housing start index reached 594,000 units in March of this year. The current levels of construction remain low when compared to the historic 10 year average.

During the first quarter of this year, there was a recovery in sale prices of moldings and lumber when compared to the last quarter. This was the result of lower supply seen in the market.

Also, during this quarter the demand for wood products improved in most of the markets, especially Asia. This caused sale prices to increase, especially in China, Korea, Japan and Taiwan.

During the first quarter of 2011, sales in the local market have been higher than the same quarter of 2010, mainly driven by the reconstruction requirements after the earthquake.

3.- Panels Division

Panel’s sales reached U.S. $299.0 million in the first quarter of this year, an increase of 0.9% when compared to the U.S. $ 296.3 million obtained in the fourth quarter of 2010. This increase is mainly explained by higher average prices of 12.9%, partially offset by lower sales volume of 10.6%.

Panel sales were 18.2% higher than the U.S.$ 253.0 million reached during the first quarter 2010. This increase in sales can be explained by higher average prices of 15.3%, partially offset by lower sales volume of 1.5%.

Regarding Plywood, sales volume increased 20%, also leading to a recovery in sales prices.

There are good prospects for Plywood for the second half in terms of volume and price increases, given mainly by increased demand from Asia following the earthquake in Japan. Demand from U.S.A. remains fairly flat, but prices are already showing signs of recovery. Europe is showing a recovery in demand and the strengthening of the euro is helping to improve our returns in dollars.

Sales volume of MDF boards fell 13% mainly due to a decline in Brazil. We have had problems to increase product prices in general due to the aggressive actions in prices of our Latin-Americans competitors.

Regarding MDF moldings to U.S.A., the market remains quite slow and affected by price pressures from the local producers. However, and even if it may mean temporary reductions in our sales volumes, we are leading the price increases in USA by May due to the increase of our costs and the availability of better sales options of MDF moldings.

The sale of HB Cholguán that showed a drop in volume of 8%, had price increases in Latin American markets over the previous year. Due to the increase in costs and the constant additional demand for this product, price increases will continue to occur on an ongoing basis during the year.

Interim Review First Quarter 2011 Results

May 25th, 2011

BALANCE SHEET ANALYSIS

Assets

Current Assets

Current Assets reached U.S.$ 3,246.6 million at the end of the first quarter of 2011, an increase of 3.0% or U.S.$ 94.4 million compared to the U.S.$ 3,152.1 million obtained in the fourth quarter of 2010. When compared with the U.S.$ 2,274.3 million reached in the same period last year, there was an increase of 42.7% or U.S.$ 972.2 million.

•	Cash and cash equivalents:

During the first quarter of 2011 our cash balance reached U.S.$ 912.3 million, a decrease of 12.6% or U.S.$ 131.6 million when compared to the U.S.$ 1,043.8 million reached in the previous quarter. When compared to the same quarter 2010, there was an increase of 144.3% or U.S.$ 538.9 million. This was mainly due to the U.S.$ 614 million raised through bonds issued by Arauco in September 2010 in the local and U.S. market and U.S.$ 285.0 million received during last year from insurance claims related to the February 27th earthquake, partially offset by the payment of a U.S.$ 247.7 million bond that matured in August 2010.

•	Accounts receivables:

Accounts receivables reached U.S.$ 879.8 million during the first quarter of 2011, an increase of 13.6% or U.S.$ 105.5 million compared to the fourth quarter of 2010. When compared to the same quarter last year, accounts receivables increased 22.3% or U.S.$ 160.1 million.

Non Current Assets

Non Current Assets reached U.S.$ 9,460.0 million at the end of the first quarter of 2011, an increase of 1.1% or U.S.$ 105.7 million compared to the fourth quarter of 2010. When compared with the U.S.$ 9,017.7 reached in the first quarter 2010, there was an increase of 4.9% or U.S.$ 442.2 million.

Interim Review First Quarter 2011 Results

May 25th, 2011

Financial Debt

Arauco’s consolidated financial debt as of March 2011 reached U.S.$ 3,382.3 million, a decrease of 3.3% or U.S.$ 17.7 million when compared to December 2010. When compared to March 2010, our financial debt increased 39.6% or U.S.$ 148.2 million. This was mainly due to the local and 144A bonds that Arauco issued during September 2010 for approximately U.S.$ 614 million, partially offset by the payment of a U.S.$ 247.7 bond that matured in August 2010.

Our consolidated net financial debt increased 2.7% or U.S.$ 64.3 million when compared with December 2010. Compared with the same quarter of 2010, our consolidated net financial debt decreased 7.1% or U.S.$ 189.1 million.

Financial Debt

In U.S. Million	March 2011	December 2010	March 2010

Other Short Term Financial Debt	522.4	540.1	374.3
Other Long Term Financial Debt	2,859.9	2,909.4	2,658.3
TOTAL FINANCIAL DEBT	3,382.3	3,449.6	3,032.6

Cash and cash equivalents	912.3	1,043.8	373.4
NET FINANCIAL DEBT	2,470.1	2,405.7	2,659.2

Financial Debt Profile

(In U.S. Million)

Interim Review First Quarter 2011 Results

May 25th, 2011

FINANCIAL RATIOS

Financial Ratios

	1Q 11		4Q 10		1Q 10
Profitability
Gross Margin	38.5%		37.8%		37.3%
Operating Margin	19.8%		18.3%		17.7%
Adjusted EBITDA Margin	32.1%		39.8%		27.9%
ROA (EBIT / Total Assets)(1)	6.6%		9.5%		4.9%
ROCE (EBIT / Working Capital + Fixed Assets)(1)	7.8%		11.2%		5.7%
ROE (Net Income / Equity)	10.2%		15.7%		3.9%

Leverage
Interest Coverage Ratio (EBITDA / Financial Costs)	6.5	x	9.4	x	4.4	x
Net Financial Debt / EBITDA	1.8	x	1.5	x	3.0	x
Financial Debt / Total Capitalization(2)	32.7%		33.5%		32.2%
Net Financial Debt / Total Capitalization(2)	23.9%		23.4%		28.3%
Financial Debt / Shareholders’ Equity	49.3%		51.2%		48.3%
Net Financial Debt / Shareholders’ Equity	36.0%		35.7%		42.4%

(1)	EBIT includes effect of net insurance claims related to business interruption.
(2)	Capitalization = Total financial debt + Equity

Interim Review First Quarter 2011 Results

May 25th, 2011

FIRST QUARTER AND SUBSEQUENT EVENTS

Jaguariaiva panel mill expansion

On April 29th, the Company’s subsidiary Arauco do Brasil S.A. approved a project to expand the Jaguariaiva Plant, located in the borough of Jaguariaiva, State of Paraná, Brazil. The project consists in the construction and operation of a productive line that will manufacture panels and MDF boards with an estimated productive capacity of 500,000 m3 of finished product per year, as well as a decorative paper impregnation line and a melamine press. The execution of this project requires an estimated investment of U.S.$ 170 million, which will be financed with Arauco’s own resources.

ARAUCO received the 2010 SOFOFA Social Responsibility Award

Chilean Industry Federation SOFOFA and Revista Capital, a national business magazine, annually conduct Corporate Social Responsibility Awards to distinguish national businesses in this area. ARAUCO was honored with the 2010 SOFOFA Social Responsibility Award in the Large Business category. The company will receive this recognition during an award ceremony to be held on June 1 in Santiago, Chile.

The SOFOFA Social Responsibility Award was established in 1998, and is considered a major CSR award in Chile. Its purpose is to distinguish businesses that develop good practices with their customers, employees, suppliers and neighboring communities, in addition to establishing clear and rigorous policies to protect the environment during their operations. The jury, comprised by representatives of SOFOFA and Revista Capital, selected the winners according to their business history, results, corporate reputation, labor relations and the development of social responsibility initiatives.

ARAUCO’s Management and Development unit managing director Cristián Infante said, “This award recognizes the constant effort and firm commitment of our workers and the strict fulfillment of the commitments we’ve made”, adding, “This reaffirms that ARAUCO is moving in the right direction towards becoming a global business, and a leader in the sustainable development of forest products”.

Interim Review First Quarter 2011 Results

May 25th, 2011

FINANCIAL STATEMENTS

Consolidated Income Statement

In U.S. Million	1Q 11	4Q 10	1Q 10

Revenue	1,047.0	1,055.0	784.9
Cost of Sales	(643.6)	(656.1)	(491.8)
Gross Profit	403.4	398.9	293.1
Other operating income	64.6	198.6	35.3
Distribution costs	(111.2)	(108.4)	(77.9)
Administrative expenses	(85.0)	(97.1)	(76.3)
Other operating expenses	(13.0)	(10.0)	(38.5)
Other income (loss)	(0.1)	0.2	(0.1)
Financial income	7.3	8.1	8.6
Financial costs	(51.6)	(44.7)	(49.9)
Participation in (loss) profit in associates and joint ventures accounted through equity method	(3.9)	(4.7)	(1.5)
Exchange rate differences	13.2	(2.2)	(17.6)
Income before income tax	223.7	338.7	75.2
Income tax	(47.2)	(74.4)	(12.7)
Net Income	176.5	264.4	62.5
Profit attributable to parent company	172.5	259.4	62.5
Profit attributable to non-parent company	4.0	5.0	0.1

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

Interim Review First Quarter 2011 Results

May 25th, 2011

Consolidated Balance Sheet

In U.S. Million	1Q 11	4Q 10	1Q 10

Cash and cash equivalents	912.3	1.043,8	373.4
Other current financial assets	3.0	2.9	4.3
Other current non-financial assets	204.1	177.1	86.0
Trade and other receivables, net	879.8	774.3	719.6
Related party receivables	63.4	18.1	13.6
Inventories	777.1	727.5	555.6
Biological assets, current	335.3	344.1	343.4
Tax assets	57.5	50.1	178.3
Non-current assets clasiffied as held for sale	14.1	14.1	0.0
Total Current Assets	3,246.6	3,152.1	2,274.3
Other non-current financial assets	50.7	65.4	27.4
Other non-current non-financial assets	57.0	52.4	37.0
Investments accounted through equity method	513.3	498.2	489.9
Intangible assets	10.9	11.1	10.7
Goodwill	67.7	66.2	62.4
Property, plant and equipment	5,160.7	5,088.7	4,859.0
Biological assets, non-current	3,472.6	3,446.9	3,413.0
Deferred tax assets	127.2	125.3	118.3
Total Non-Current Assets	9,460.0	9,354.2	9,017.7
TOTAL ASSETS	12,706.5	12,506.3	11,292.1

Other financial liabilities, current	527.8	554.7	384.5
Trade and other payables	391.3	362.2	291.4
Related party payables	12.0	9.2	4.5
Other provisions, current	6.4	5.8	5.2
Tax liabilities	85.9	62.9	24.0
Current provision for employee benefits	3.3	3.3	2.4
Other non-financial liabilities, current	285.1	211.0	97.5
Total Current Liabilities	1,311.8	1.209,.1	809.4
Other non-current financial liabilities	2,859.9	2.909.4	2,658.3
Other provisions, non-current	7.8	7.6	8.7
Deferred tax liabilities	1,380.0	1.369.5	1,269.8
Non-current provision for employee benefits	35.3	36.0	25.1
Other non-financial liabilities, non-current	143.9	134.2	117.1
Total Non-Current Liabilities	4,426.9	4.456.7	4,079.1
Non-parent participation	110.9	108.4	109.7
Net equity attributable to parent company	6,856.9	6,732.2	6,294.0
TOTAL LIABILITIES AND EQUITY	12.706.5	12,506.3	11,292.1

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

Interim Review First Quarter 2011 Results

May 25th, 2011

Consolidated Statement of Cash Flows

In U.S. Million	1Q 11	4Q 10	1Q 10

Receipts from sales of goods and rendering of services	1,023.9	1,218.2	998.8
Receipts from premiums and claims, annuities and other policy benefits	—	192.2	—
Other cash receipts (payments) from operating activities	60.5	53.0	49.3
Payments to suppliers and personnel	(895.5)	(868.2)	(855.8)
Interest paid and received	(55.8)	(38.0)	(62.1)
Income taxes refund (paid)	(14.2)	(10.3)	(9.0)
Other (outflows) inflows of cash, net	(0.0)	(2.6)	(2.9)
Net Cash Provided by (Used in) Operating Activities	118.9	544.4	118.3
Capital Expenditures	(165.3)	(298.4)	(141.6)
Other investment cash flow	(33.6)	14.0	1.9
Net Cash Provided by (Used in) Investing Activities	(198.9)	(284.4)	(139.7)
Total loans	8.2	54.7	16.3
Loan repayments	(51.2)	(76.1)	(145.4)
Dividens paid	(2.6)	(91.5)	(3.6)
Other inflows of cash, net	0.3	0.7	0.0
Net Cash Provided by (Used in) Financing Activities	(45.4)	(112.2)	(132.7)
Total Cash Inflow (Outflow) of the Period	(125.4)	147.8	(154.2)
Effect of inflation on cash and cash equivalents	(6.2)	6.5	(6.7)
Cash and Cash equivalents at beginning of the period	1,043.8	889.5	534.2
Cash and Cash equivalents at end of the period	912.3	1,043.8	373.3

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forwardlooking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, which could materially impact Arauco’s actual performance.

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “U.S. $” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

For further information, please contact:

Francisca Birke

francisca.birke@arauco.cl

Phone: (56-2) 461 7293

Paola Sánchez

paola.sanchez@arauco.cl

Phone: (56-2) 461 7494

José Luis Rosso

jose.rosso@arauco.cl

Phone: (56-2) 461 7221